SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June 25, 2009

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY-HELD COMPANY
CORPORATE TAXPAYER’S ID (CNPJ): 43.776.517/0001-80
CORPORATE REGISTRY (NIRE): 35.3000.1683-1
SUBSCRIBED AND FULLY PAID-UP CAPITAL - R$6,203,688,565.23

MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON APRIL 13, 2009

Date, Time and Place: On April 13, 2009 at 3:00 P.M. at the Company’s headquarters, located at Rua Costa Carvalho nº 300, in the City and State of São Paulo. CALL: Call Notice published in the March 13, 14 and 17, 2009 editions of the Official Gazette of the State of São Paulo and “Folha de São Paulo” newspaper. ATTENDANCE: Shareholders representing more than two thirds of the capital stock, as per signatures in the Shareholders’ Attendance Book, as well as the Fiscal Council member Sandra Maria Giannella. PRESIDING BOARD: Chairman: Humberto Rodrigues da Silva, Secretary: Shareholder Marli Soares da Costa. AGENDA: I) Election of member of the Board of Directors. CLARIFICATIONS: 1) The matters were duly considered by the Capital Defense Council of the State (CODEC) by means of Opinion 048/2009 of April 9, 2009, related to Finance Secretary Process 12091-173468/2009, which instructs the vote of the representative of the shareholder São Paulo State Finance Department. 2) The minutes were drawn up in summary format, pursuant to paragraph 1, Article 130, Law 6404/76 and amendments thereto. RESOLUTIONS: The Presiding Chairman brought up for discussion item “I” of the Agenda, I) “Election of member of the Board of Directors.” Now, offering the floor to the representative of the shareholder São Paulo State Finance Department, the attorney-in-fact Mr. José Roberto de Moraes proposed, based on said CODEC Opinion 048/2009, the election of Mr. Alberto Goldman as member of the Board of Directors. After the proposal of the representative of the shareholder São Paulo State Finance Department was brought up for discussion by the Chairman and votes were cast, registering the dissenting opinions and respective abstentions, the election of Mr. Alberto Goldman, a Brazilian citizen in a civil unioin, engineer, Identity Card no. (RG) 2.049.085 -9 SSP/SP, Individual Taxpayer's Register (CPF) 011.110.948 -53, domiciled in São Paulo – SP at Rua São Vicente de Paula, 502, apto. 14-A, Higienópolis as Board of Directors Member was approved by a majority of votes, being elected for the remaining term of office, which shall end on April 29, 2010. The investiture in the position shall observe the conditions precedent and procedures provided for by the Corporate Law and other statutory provisions, including referring to the delivery of the Statement of Assets, the signature of a statement declaring the absence of legal impediments, as well as the Term of Consent to the BOVESPA’s Listing Rules and any other requirements under the pertinent legislation. The member of the Board of Directors elected shall exercise his functions pursuant to the Company’s Bylaws and his compensation will be determined in accordance with the orientations of this Joint Committee, pursuant to CODEC Opinion 001/2007, predicating its payment on compliance with the conditions provided for in CODEC Opinion 116/2004, and also be entitled to a possible premium, as provided for in CODEC Opinion 150/2005. There being no other matters to be discussed, the Chairman requested that the votes of minority shareholders be recorded as pronouncements attached to the process of this Meeting. The voting was as follows: Mrs. Senhora Fany Andrade Galkowicz, Brazilian, separated, Identity Card (RG) no. 32.825.780 -1, representing the shareholder The Bank Of New York, whose power of attorney was certified by the Presiding Board and registered under number 1, presented the following statement of vote, 5,014,624 favorable to the approval, 16,588,276 against and 2,926,720 abstentions. Then, Ms. Anali Penteado Buratin, Brazilian, single, Brazilian Bar Association of the State of Sao Paulo (OAB/SP) no. 196.610, representing the shareholders whose powers of attorneys were certified by the Presiding Board and registered under number 2, presenting the statement of votes against the item in the agenda, with the exception of the shareholder New World Fund Inc who voted in favor and the shareholder Japan Trustee Services bank Ltd. as Trustee of Sumitomo Trust & Banking Co., Ltd., in turn Trustee of Morgan Stanley all Country Active Equity Mother Fund, who abstained from voting; and number 3, whose votes were in favor of the item in the agenda, with the exception of the shareholders Firemen’s Annuity and Benefit Fund of Chicago, IBM Diversified Global Equity Fund, Northern Trust Luxembourg Management Company S.A. on behalf of Univest, Northern Trust Quantitative Fund PLC, Pension Fund of the Christian Church (Disciples of Christ), The Chicago Public School Teachers Pension and Retirement Fund, Vanguard Emerging Markets Stock Index Fund, Vanguard FTSE All-World Ex-US Index Fund, a series of Vanguard International Equity Index Funds, Vanguard Global Equity Fund, a series of Vanguard Horizon Funds, Vanguard Total World Stock Index Fund, a series of Vanguard International Equity Funds and Microsoft Global Finance who voted against the item and the shareholders College Retirement Equities Fund and Microsoft Global Finance who abstained from voting. Then, the Chairman thanked all attending members and declared the Extraordinary General Meeting adjourned, requesting that these Minutes be drawn up, which were then read, found to be accurate and signed by the Chairman and the Secretary of the Presiding Board and by the attending shareholders, who constituted the majority necessary for the resolutions to be made. ATTENDANCE: Member of the Board of Directors Humberto Rodrigues da Silva, representing the shareholder São Paulo State Finance Department, Attorney-in-fact José Roberto de Moraes, the Company’s Fiscal Council member Sandra Maria Giannella, and Ms. Fany Andrade Galkowicz, Anali Penteado Buratin and Marli Soares da Costa attended the meeting. DOCUMENTS FILED at the Company’s General Office - PPS.

São Paulo, April 13, 2009.

HUMBERTO RODRIGUES DA SILVA	JOSÉ ROBERTO DE MORAES
Chairman of the Presiding Board	By the São Paulo State Finance
Department

MARLI SOARES DA COSTA	FANY ANDRADE GALKOWICZ
Secretary of the Presiding Board

ANALI PENTEADO BURATIN

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EXTRAORDINARY GENERAL MEETING HELD ON 04.13.2009

ATTORNEY IN FACT / QUALIFICATION (Nationality, marital status, bar association no.)	SHAREHOLDERS	# OF COMMON SHARES	%
JOSÉ ROBERTO DE MORAES (Brazilian, married, State Attorney in Fact, bar association/SP no. 83733)	FINANCE DEPARTMENT	114,508,086	50.2589

Minority Shareholders

ATTORNEY IN FACT / QUALIFICATION (Nationality, marital status, bar association no.)	SHAREHOLDERS	# OF COMMON SHARES	%
FANY ANDRADE G. CARVALHO (Brazilian, separated, RG No. 32825780-1)	THE BANK OF NEW YORK ADR DEPARTMENT	57,388,802	25.1886
Anali Penteado Buratin (Brazilian, single, bar association no. 196610)	NEW WORLD FUND INC	618,000	0.2712
	NORGES BANK	422,111	0.1853
	TEMPLETON FOREIGN FUND	1,345,701	0.5906
	TEMPLETON GLOBAL OPP TRUST	171,320	0.0752
	DOW EMPLOYEES PENSION PLAN	28,333	0.0124
	THE B CO EMPL RETIR PLAN TRUST	114,200	0.0501
	VANGUARD T I S I FD SE VAN S F	162,000	0.0711
	VANGUARD INVESTMENT SERIES PLC	42,865	0.0188
	JAPAN T B C L T M S C E M FUND	2,700	0.0012
	THE NEW YORK ST COM RETIR FUND	15,500	0.0068
Anali Penteado Buratin (Brazilian, single, bar association no. 196610)	ABU DH RET PENS AND BENEF FUND	3,040	0.0013
	BARCLAYS GLOBAL INVESTORS NA	351,688	0.1544
	COLLEGE RETIREMENT EQUITIES FUND	119,595	0.0525
	EATON VANCE STRUCTURED EMERGING MARKETS FUND	11,120	0.0049
	EATON VANCE TAX - MANAGED EMERGING MARKETS FUND	23,200	0.0102
	EMERGING MARKETS INDEX FUND E	26,700	0.0117
	EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND	4,580	0.0020
	FIREMEN S A A B FD OF CHICAGO	23,300	0.0102
	FORD MOT CO DEF BEN MAS TRUST	13,550	0.0059
	IBM DIV GLOBAL EQUITY FUND	107,660	0.0473
	INSTITUTIONNEL 3D	57,663	0.0253
	ISHARES MSCI BRAZIL (FREE) INDEX FUND	2,228,400	0.9781
	MASSACHUSETTS I O T E J CAPEL	23,700	0.0104
	MASSACHUSETTS I OF TEC RET PLA	16,700	0.0073
	NORTHERN L M C S O B O UNIVEST	47,640	0.0209
	NORTHERN TRUST QUANT FUND PLC	1,000	0.0004
	PENSION FUND OF THE CHRISTIAN CHURCH	173,154	0.0760
	VANGUARD EMERGING MARKETS STOCK INDEX FUND	508,882	0.2234
	PRUDENTIAL R INS AND ANN COMP	34,900	0.0153
	PUBLIC E RE ASS OF NEW MEXICO	3,600	0.0016
	THE CHIC PUB SCH T P AND RET F	13,723	0.0060
	VANG A W E U I F S O V I I FDS	20,992	0.0092
	VANGUARD G E F S V HOR FUNDS	26,800	0.0118
	VANGUARD T W F S I EQ IND FDS	1,000	0.0004
	MICROSOFT GLOBAL FIN LIMITED	33,940	0.0149
	BGI EM MARK STR INSIG FUND LTD	3,500	0.0015

Minority shareholders total	64,191,559	28.1744
Majority shareholders total	114,508,086	50.2589
TOTAL	178,699,645	78.4332

HUMBERTO RODRIGUES DA SILVA	MARLI SOARES DA COSTA
Chairman	Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: June 25, 2009

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.